PEARSON

08004658

PEARSON PLC

RECEIVED

2008 SEP -2 P 1:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

18 August 2008

SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

23 July	**Pearson VUE announces major enhancements to its Secure Testing Framework**
25 July	**Interactive Data reports 2nd quarter 2008 results**
28 July	**Pearson 2008 interim results**
29 July	**Director shareholding**
1 August	**Voting Rights and Capital**
1 August	**Director shareholding**
7 August	**Pearson increases stake in Nigeria's leading education publisher**
14 August	**Panel recommends six ground-breaking reading programs from Pearson...**
14 August	**eCollege, DeVry University announce contract renewal**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

for Stephen Jones
Deputy Secretary

PROCESSED
SEP 04 2008
THOMSON REUTERS

dlw 9/2

Pearson VUE announces major enhancements to its Secure Testing Framework ™
23 July 2008

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New palm vein technology paves the way for global identity management

Pearson VUE, the leader in secure high-stakes testing, announced today that it is introducing several key enhancements to its Secure Testing Framework™, including the implementation of palm vein recognition technology, which will be piloted in its Pearson Professional Centers and Pearson VUE® Authorized Test Center Select sites next month.

Throughout its history, Pearson VUE has pioneered a number of security technologies now considered standard in the industry, beginning with its wholly-owned and -operated test center network, the Pearson Professional Centers, launched in 2002 to provide the highest levels of test center quality and security. Now, with the introduction of additional enhancements-like improved identity management and forensic capabilities-Pearson VUE is further extending its position as the leader in testing security.

"Security is integral to our business and permeates every aspect of our jobs," said Mark Poole, director of test security for Pearson VUE. "It starts with our secure test center network -we established the Pearson Professional Centers as our flagship testing channel to control test center quality and the overall testing experience. Our global identity management capabilities also set us apart," he explained. "Palm vein authentication will allow us to move toward one-to-many comparisons in the future at a speed that is conducive to a large-scale, global testing operation. Furthermore, we're launching a host of new forensic services-from automated Web monitoring of brain-dump sites, to enacting real-time results holds in instances of suspicious behavior, to digital watermarking of exam data. These enhancements will help us identify security breaches and act upon them quickly."

Pearson VUE engaged International Biometric Group (IBG), a leading independent designer and integrator of identification system and solutions, to customize and integrate Fujitsu's vein recognition solution. IBG Partner Samir Nanavati explained, "Pearson needed to marry the need for a truly global identity management system with a non-intrusive, superior candidate experience. This palm vein system provides a highly secure and cost-effective solution without the criminal connotations some (test takers) associate with fingerprint technology."

Fujitsu is a leading provider of IT-based business solutions for the global marketplace and is the creator of the PalmSecure™ device, which compares the pattern of veins in the palm of a person being authenticated with a pattern stored in a database. This is done by taking a scan of the palm of an individual's hand using a safe, invisible light source. The scan is immediately converted into a template that is unique to each individual.

"Palm vein technology represents the very cutting edge of

candidate authentication," said Joel Hagberg, Vice President of Marketing and Business Development, Fujitsu. "Unlike fingerprinting, retina scanning, or other biometric offerings, Fujitsu's next generation technology represents a virtually error-free identification system that is non-intrusive to the user. Our partnership with Pearson VUE represents the first time this technology will be used in a high-stakes testing environment. We think this will quickly become the standard for anyone who is serious about identity management. We're honored Pearson VUE chose our device for this ground-breaking initiative."

"Pearson VUE is committed to continually improving our security offerings, because exam scores-and the credentials they lead to-are only as valid as the security measures we use," explained Robert Whelan, president of Pearson VUE. "When we introduced fingerprinting in our Pearson Professional Centers in 2002, it was the best option available to us-and it's still a great way to verify a single individual," he added. "However, to stay ahead of those who would cheat the system, we need to compare a biometric scan across an entire database of test takers very quickly and our move to palm vein recognition will help us accomplish that. As we implement these new security measures, more perpetrators of exam fraud will be exposed and prosecuted. Credentialing organizations, employers and others will all benefit from this technology. But the greatest beneficiary will be those who studied hard and gave their best effort, because those individuals can rest assured that they are competing on a level playing field."

About Pearson VUE
Pearson VUE (www.pearsonvue.com) is the global leader in electronic testing for regulatory and certification boards, providing a full suite of services from test development to test delivery to data management. Pearson VUE offers exams through the world's largest network of test centers in 162 countries, providing testing services for information technology, academic, government and professional clients. Pearson VUE acquired the former Promissor in 2006, thereby extending its leadership in the certification market. The company's innovative technology offers the highest levels of security and program control, while its commitment to service provides clients and individual test takers with an unmatched testing experience.

Pearson VUE is a business of Pearson (NYSE: PSO; LSE: PSON), the international media company, whose businesses include the Financial Times Group, Pearson Education and the Penguin Group.

About IBG
As a vendor-independent, technology-neutral company, IBG designs and integrates identification solutions across multiple platforms in complex, mission-critical environments. IBG has 12 years of experience in biometric applications spanning network access, identification systems, surveillance, multimodal, and fusion systems. IBG conducts custom, next-generation R&D, supporting governments in to advance the state of the art in the deployment of large-scale systems. IBG is headquartered in New York City, with additional locations in London, UK; Washington, DC; Arlington, VA; Herndon, VA; and San

Francisco, CA.

About Fujitsu Computer Products of America, Inc.
Fujitsu Computer Products of America, Inc. conducts engineering and marketing activities in Sunnyvale, CA and sales operations throughout the United States. Fujitsu Computer Products of America, Inc. currently offers products and services including scanners and scanner maintenance, hard disk drives, palm vein recognition technology and 10Gb Ethernet switches. Fujitsu Computer Products of America, Inc. is located at 1255 East Arques Avenue, Sunnyvale, CA, 94085. For more information about Fujitsu products and services, call us at 800-626-4686 or 408-746-7000. For more information, please see: http://us.fujitsu.com/fcpa.

Media Contact:
Mary Beth Mohn
Pearson VUE
952-681-3000
MaryBeth.Mohn@Pearson.com

Interactive Data reports second-quarter 2008 results

25 July 2008

Second-Quarter 2008 Revenue Grew 9.5% and Income from Operations Increased 13.6%; Company Raises 2008 Outlook for Revenue and Income from Operations

BEDFORD, Mass - July 24, 2008 - Interactive Data Corporation (NYSE: IDC) today reported its financial results for the second quarter ended June 30, 2008. Interactive Data's second-quarter 2008 revenue increased 9.5% to $186.1 million from $170.0 million in the second quarter of 2007. Net income for the second quarter of 2008 was $33.5 million, or $0.35 per diluted share, a 15.1% increase over net income of $29.1 million, or $0.30 per diluted share, in the second quarter of 2007.

"We are pleased with Interactive Data's second-quarter 2008 results, particularly in light of the turbulent market conditions," stated Stuart Clark, president and chief executive officer. "Our strong second-quarter 2008 revenue growth of 9.5%, combined with disciplined spending, produced a 13.6% increase in income from operations and 15.1% net income growth. In addition, we enjoyed another quarter of significant cash generation. Organic revenue growth of 7.7% during the second quarter of 2008 reflects an outstanding performance at our Pricing and Reference Data business as well as continued momentum with our real-time datafeeds business."

"During the second quarter of 2008, new sales activity was robust and renewal rates across our institutional businesses remained at approximately 95%," Clark continued. "We believe that our success in the marketplace and strong standing with our customers reflects the mission-critical nature of our core products and services, and our ability to help them address important trends that are affecting their businesses. An important highlight during the quarter was our agreement to acquire Kler's Financial Data Service, a leading provider of reference data to the Italian financial industry. This acquisition will enable us to increase our presence in Italy and further expand the breadth and depth of valuable reference data that we collect and deliver to our clients worldwide."

Andrew Hajducky, Interactive Data's executive vice president and chief financial officer, commented, "We ended the second quarter with $254.8 million in cash, cash equivalents and marketable securities and no debt. Upcoming uses of cash include funding our recently approved regular quarterly dividend and the acquisition of Kler's, which we anticipate will close within the next several weeks. With another good quarter of cash generation behind us and an array of exciting growth opportunities in front of us, we also plan to modestly accelerate our capital spending during the second half of 2008 against our original plan as we further fortify our technical infrastructure."

Clark concluded, "We have continued to implement key elements of our growth strategy aimed at delivering high-value services and expanding our business internationally.

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Full Press Release and Financials (PDF)
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Conference Call Presentation (PDF)
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As a result of our recent acquisitions, strategic alliances and internal development activities, we are delivering compelling new services, adding innovative capabilities to our existing offerings, broadening our market coverage and scaling our infrastructure. We move forward well positioned to continue expanding our business with customers worldwide, and are on pace to deliver another year of solid financial results."

Other Second-Quarter 2008 and Recent Financial and Operating Highlights

Effects of Foreign Exchange:

- Interactive Data's second-quarter 2008 revenue was positively impacted by $2.3 million due to the effects of foreign exchange. Second-quarter 2008 revenue before the effects of foreign exchange grew by $13.9 million, or 8.2%, over the comparable period in 2007. Total costs and expenses in the second quarter of 2008 were negatively impacted by $2.4 million due to the effects of foreign exchange. Second-quarter 2008 total costs and expenses before the effects of foreign exchange increased by $7.8 million, or 6.2%, over the second quarter of 2007.

Revenue by Geography:

- Interactive Data's total second-quarter 2008 revenue in North America grew 8.5% to $131.5 million from $121.3 million in the same period last year primarily due to growth within its Pricing and Reference Data business and continued institutional adoption of its real-time datafeed services. The Company's second-quarter 2008 revenue in Europe increased 10.9% to $49.9 million from $45.0 million in the comparable period one year ago (or increased by 6.7% before the effects of foreign exchange) due to strong results within its European Pricing and Reference Data business. Interactive Data's Asia-Pacific revenue of $4.7 million in the second quarter of 2008 was up 27.0% from $3.7 million in the second quarter of 2007 (or increased by 15.7% before the effects of foreign exchange) due primarily to strength in Australia.
- A table summarizing revenue by geography, including the impact of foreign exchange and each major geographic region as a percentage of total revenue, has been included on page 12 of this press release.

Institutional Services Segment:

- Interactive Data Pricing and Reference Data reported second-quarter 2008 revenue of $117.8 million, an 11.5% increase over the prior year's second quarter (or an increase of 11.2% before the effects of foreign exchange). Xcitek, which was acquired in May 2007, contributed incremental revenue of $0.8 million to the second quarter of 2008. Excluding the contributions from the Xcitek market data business that was acquired in May 2007, intercompany eliminations resulting from the Xcitek acquisition and the effects of foreign exchange, second-quarter 2008 revenue increased 10.5% over the same period last year. Revenue growth for this business in the second quarter of

2008 primarily reflects the expansion of business with existing customers in both North America and Europe. Recent highlights for this business included the agreement to acquire Kler's and the introduction of enhanced valuation and reference data services.

- Interactive Data Real-Time Services generated second-quarter 2008 revenue of $37.9 million, an increase of 11.3% over the same quarter last year (or an increase of 5.8% before the effects of foreign exchange). The revenue increase was driven by strong growth in the real-time datafeeds business and continued expansion of the Managed Solutions business in the United States. On July 1, 2008, Interactive Data Real-Time Services launched its new-generation, high-speed data distribution network, which is designed to effectively manage the anticipated rapid growth of data volumes.
- Interactive Data Fixed Income Analytics reported revenue for the second quarter of 2008 of $8.1 million, which declined by 1.2% from last year's second quarter. New sales and one-time consulting project revenue were essentially offset by the impact of cancellations primarily caused by client consolidation activities.

Active Trader Services Segment:

- eSignal's second-quarter 2008 revenue of $22.3 million increased 1.2% from the same quarter last year (or an increase of 0.9% before the effects of foreign exchange). eSignal ended the second quarter of 2008 with nearly 62,000 direct subscription terminals, which is essentially unchanged from the same period one year ago. At the end of June, eSignal released eSignal®10.1, an upgrade to its award-winning flagship software, and extended the enhancements in this upgrade across the eSignal Pro® and eSignal, Advanced GET® Edition product lines.

Six-Month Results

- For the six months ended June 30, 2008, Interactive Data reported revenue of $367.9 million, an increase of $35.4 million, or 10.6%, from $332.5 million for the comparable period in 2007. Total costs and expenses rose 7.7%, or $19.2 million, to $268.9 million in the first six months of 2008. Net income for the first six months of 2008 increased 20.2% to $65.8 million, or $0.68 per diluted share, from $54.8 million, or $0.57 per diluted share, in the comparable period of 2007. The tax rate for the first six months of 2008 was 36.2% compared with 36.9% in the same period last year and 31.8% for the full year 2007.

Cash Position, Stock Buyback Activities, and Quarterly Cash Dividend:

- As of June 30, 2008, Interactive Data had no outstanding debt and had cash, cash equivalents and marketable securities of $254.8 million. During the second quarter of 2008, Interactive Data spent $14.2 million to repurchase 512,000 shares of common stock at an average purchase price of $27.74 per share as part of its existing stock buyback program. Entering the third quarter of

2008, more than 1.8 million shares remained available for repurchase under the existing stock buyback program. During the second quarter of 2008, Interactive Data paid $14.1 million to stockholders in connection with its regular quarterly dividend of $0.15 per share to stockholders. On July 16, 2008, Interactive Data announced that its Board of Directors declared a quarterly cash dividend of $0.15 per share of Interactive Data common stock payable on September 26, 2008 to stockholders of record on September 5, 2008.

Kler's Financial Data Service S.r.l. Acquisition:

- On June 26, 2008, Interactive Data announced an agreement to acquire Kler's Financial Data Service S.r.l., a leading provider of reference data to the Italian financial industry, for a purchase price of €19.0 million (or approximately $29.9 million based on current exchange rates) in cash. The transaction is expected to be completed early in the third quarter of 2008, contingent upon customary closing conditions. This acquisition represents an important element in Interactive Data's strategy to expand its reference data services and to continue increasing its direct presence across continental Europe.

CEO Succession Plan

- On May 21, 2008, Interactive Data announced that its Board of Directors initiated a CEO succession process after Stuart J. Clark informed the Board that he intends to retire as president and chief executive officer during 2009. Clark's current role as president and chief executive officer will remain unchanged through the succession process. Once his successor has been appointed by the Board, Clark plans to work closely with this executive to ensure an orderly, seamless transition of leadership before retiring.

2008 Outlook

- We are updating our outlook for 2008 from prior guidance that was issued in February 2008 and reaffirmed in April 2008.
  - 2008 revenue growth over 2007 on a percentage basis is now expected to be in the range of 8% to 10% compared with original guidance that called for revenue growth in the 7% to 9% range.
  - Income from operations is now expected to grow in the range of 11% to 13% versus original guidance for income from operations growth in the 9% to 11% range.
  - Our 2008 effective tax rate is still expected to be in the range of 36% to 38%.
  - As a result of the anticipated increase in our 2008 effective tax rate over our 2007 effective tax rate and the expected impact of lower interest rates on interest income, we still anticipate that net income growth in 2008 on a percentage basis will be in the range of 3% to 6%.
  - Due to the anticipated acceleration of investments aimed at enhancing the Company's technical infrastructure, capital

expenditures in 2008 are now expected to be approximately $49 million, which exceeds original guidance in the range of $45 million to $47 million.

- The Company's updated 2008 outlook does not include the impact of the Kler's acquisition, which is expected to be completed within the next several weeks. Once completed, the contribution from Kler's is not anticipated to have a material affect on the Company's updated 2008 outlook.

Conference Call Information
Interactive Data Corporation's management will conduct a conference call on Thursday, July 24, 2008 at 11:00 a.m. Eastern Time to discuss the second-quarter 2008 results, related financial and statistical information, and additional business matters. The dial-in number for the conference call is (706) 679-4631 and the related access code is 54976924. A live webcast of the conference call, along with related slides, will be broadcast on the investor relations section of the Company's Web site at www.interactivedata.com and through www.streetevents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. For those who cannot listen to the live broadcast, a replay of the call will be available from July 24 at 2:00 p.m. until Thursday, August 7, 2008 at 2:00 p.m., and it can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 54976924. A replay of the call, the related slides and other financial and statistical information presented on the conference call will also be available on the investor relations section of the Company's Web site at www.interactivedata.com after the call is completed. The information on the Company's Web site is not incorporated by reference into this press release.

Non-GAAP Information
In an effort to provide investors with additional information regarding our results on a generally accepted accounting principles (GAAP) basis, we also disclose the following non-GAAP information, which management believes provides the following useful information to investors:

- Management refers to growth rates at constant foreign currency exchange rates so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of our underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.
- Management includes information regarding organic revenue growth, which excludes the contribution of businesses recently acquired, related intercompany eliminations and the effects of foreign currency exchange rates because management believes that facilitating period-to-period comparisons of our organic revenue growth on a constant dollar basis better reflects actual trends. As part of determining organic growth, management refers to revenue for our Interactive Data Pricing and Reference Data,

Interactive Data Real-Time Services, Interactive Data Fixed Income Analytics, and eSignal businesses. Management uses such information for evaluating its business, and for forecasting and planning purposes. In addition, since we have historically reported revenue for these businesses to the investment community as part of our reports on Form 10-K and Form 10-Q, we believe that continuing to offer such information provides consistency in our financial reporting.

- Management includes information regarding core total costs and expenses which excludes total costs and expenses associated with businesses recently acquired, and the effects of foreign exchange because management believes changes in our core total costs and expenses on a constant dollar basis better reflect actual trends in the core businesses.
- Management includes information regarding core operating profit, which excludes revenue and costs and expenses associated with recently acquired businesses, intercompany eliminations and the effects of foreign exchange because management believes changes in our core operating profit on a constant dollar basis better reflect actual trends in the core businesses.

The above measures are non-GAAP financial measures and should not be considered in isolation from (and are not intended to represent an alternative measure of) revenue, total costs and expenses, earnings or cash flows provided by operating activities, each as determined in accordance with GAAP. In addition, the above measures may not be comparable to similarly titled measures reported by other companies.

Forward-looking and Cautionary Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws, and is subject to the safe-harbor created by such Act and laws. Forward-looking statements include all statements that are not historical statements and include our statements discussing our goals, beliefs, strategies, objectives, plans, future financial conditions, results of operations and cash flows or projections, our statements about accelerating innovation, strengthening and expanding strategic customer relationships, and responding decisively to emerging market opportunities, as well as our statements appearing under the heading "2008 Outlook." These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than ours and their strategic response to our services and offerings; (ii) the impact of cost-cutting pressures across the industries we serve; (iii) a decline in activity levels in the securities markets; (iv) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our key facilities; (v) our ability to maintain relationships with our key suppliers and providers of market data; (vi) our ability to maintain our relationships with service bureaus and custodian banks;

(vii) consolidation of financial services companies, both within an industry and across industries; (viii) new offerings by competitors or new technologies that could cause our offerings or services to become less competitive or obsolete, or we may not be able to develop new or enhanced services or offerings; (ix) our ability to negotiate and enter into strategic acquisitions or alliances on favorable terms, if at all; (x) our ability to realize the anticipated benefits from any strategic acquisitions or alliances that we enter into; (xi) we are subject to regulatory oversight and we provide services to financial institutions that are subject to significant regulatory oversight, and any investigation of us or our customers relating to our services could be expensive, time consuming and harm our reputation; (xii) new legislation of changes in government or quasi-government rules, regulations, directives or standards may reduce demand for our service or increase our expenses; (xiii) certain of our subsidiaries are subject to complex regulations and licensing requirements; (xiv) the risks of doing business internationally; (xv) our ability to attract and retain key personnel; and (xvi) the ability of our majority shareholder to exert influence over our affairs, including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; and other factors identified in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation
Interactive Data Corporation (NYSE: IDC) is a leading global provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The Company's businesses supply real-time market data, time-sensitive pricing, evaluations and reference data for millions of securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management and valuation activities. Through its businesses, Interactive Data Pricing and Reference Data, Interactive Data Real-Time Services, Interactive Data Fixed Income Analytics, and eSignal, the Company has approximately 2,300 employees in offices located throughout North America, Europe, Asia and Australia. The Company is headquartered in Bedford, Mass. Pearson plc (NYSE: PSO; LSE: PSON), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, is Interactive Data Corporation's majority stockholder. Interactive Data Corporation is celebrating its 40th anniversary in 2008.

For more information about Interactive Data Corporation and its businesses, please visit www.interactivedata.com.

Company Contacts
Investors:
Andrew Kramer
Director of Investor Relations
781-687-8306
andrew.kramer@interactivedata.com

Media:
John Coffey
Director, Corporate and Marketing
Communications
781-687-8148
john.coffey@interactivedata.com

Pearson 2008 Interim results
28 July 2008



Pearson announced its 2008 Interim Results on Monday 28th July, 2008.

View an electronic (html) version of the press release here.

Download the full press release and financials in PDF format here.

UK Presentation
Marjorie Scardino, CEO and Robin Freestone, CFO, hosted a presentation of the results for analysts and investors at 09:00 (BST).

Click here for a replay of the presentation.

Click here for a PDF of the presentation slides.

Video Interviews
Click here to download video interviews with Marjorie Scardino, CEO and Robin Freestone, CFO.

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Full press release and financials (PDF)
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Presentation (PDF)
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Director Shareholding
29 July 2008

Click here to download a PDF of this press release.

	shares disposed **N/A**		account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£6.080432**	14.	Date and place of transaction **28 JULY LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into **94,931 0.01173%**	16.	Date issuer informed of transaction **28 JULY 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification __29 JULY 2008__________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **WILLIAM ETHRIDGE**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **WILLIAM ETHRIDGE**	8.	State the nature of the transaction **RELEASE OF RESTRICTED SHARES UNDER THE LONGTERM INCENTIVE PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **34,872**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00431%**
11.	Number of *shares*, debentures or financial instruments relating to	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into

Voting Rights and Capital
01 August 2008

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Click here to download a PDF of this press release.

RECEIVED
2008 SEP -2 P 1:37

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 31 July 2008, the Company had 808,686,159 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (808,686,159) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Director Shareholding
01 August 2008

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Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **ROBIN FREESTONE**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **ROBIN FREESTONE**	8.	State the nature of the transaction **EXERCISE OF WORLDWIDE SAVE FOR SHARE OPTIONS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **1866**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.0023%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£5.076**	14.	Date and place of transaction **1 AUGUST 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **32,391 0.00401%**	16.	Date issuer informed of transaction **1 AUGUST 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___1 AUGUST 2008___________________________________

Pearson increases stake in Nigeria's leading education publisher

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07 August 2008

Pearson, the international education and information company, today announces the acquisition of an additional 22% stake in Longman Nigeria, taking its ownership to a controlling 51% stake, subject to regulatory approval.

Longman Nigeria is a leading educational publisher in Nigeria, the largest country in Africa with a population of more than 140m (of which more than 35m are in full time education). Longman Nigeria has particular strength in English, maths and science, employs 235 people and has 10 branches and warehouses throughout the country. It had gross assets of £7.3m in 2007.

Pearson is the world's leading education publishing and services company, with 2007 sales of more than $3bn in North America and $1.9bn in other parts of the world. The acquisition allows Pearson to play an active role in the fast growing Nigerian education market, combining Longman Nigeria's experienced management team and local presence with Pearson's global scale and education publishing and technology expertise.

John Fallon, chief executive of Pearson International Education, said: *" We've sustained our involvement in Longman Nigeria for many years and are very pleased to be playing a bigger role in its future growth. Education has a vital role to play in Nigeria's continuing economic development. We will continue to invest in providing high quality textbooks and look to broaden our role into areas such as assessment and testing, teacher training and support and the application of technology to learning."*

Ends

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith +44 (0)20 7010 2310

Panel recommends six ground-breaking reading programs from Pearson to California's students

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14 August 2008

Only Publisher Recommended in Every Category Customizes Instruction for the State

Places Emphasis on Diverse Cultures, English Learners, and Reading in the Digital Age

SACRAMENTO, Aug. 14, 2008 - The Instructional Materials Advisory Panel (IMAP) of the California Department of Education has recommended to the Curriculum Commission a suite of six comprehensive kindergarten through middle school programs that the nation's leading education publisher Pearson has customized for California to address a range of critical reading issues confronting the state's schools.

Pearson is the only publisher whose materials are being recommended in all five curriculum categories.

Pearson's customized programs represent a continuum of curriculum aligned to California standards from kindergarten through high school. The recommended submissions include an integrated array of instructional materials with embedded intervention and assessment, and digital media, all aligned to Reading First requirements and revised State standards. The offerings are published in identical formats in Spanish and include professional development for teachers.

Pearson's Vice President for California, Vicky Bush, said, "California has identified a new course of action and we have responded by bringing all our expertise and resources to bear. We have taken the challenge seriously by developing exceptional research-based programs tailored specifically for California and the unique needs of our K-12 students and teachers." She added, "We are the only publisher with such a unified and seamless approach to the learning and instruction of reading in California. Pearson's offerings are actually stronger than the sum of our parts because all the programs easily and naturally connect with one another."

The publisher's research-based customizations for California meet new state requirements while addressing the realities of 21st century learning in the nation's most diverse state. Bush noted that Pearson's programs have been infused with new material and concepts specifically relevant for California, contributed by nationally renowned experts who are co-authors for the programs. Among these noted academics are:

- Dr. Grant Wiggins, whose renowned leadership in curriculum design is revolutionizing learning.
- Dr. Donald Leu, the leading expert in the "new literacies," and how educators must meet the iPod generation on their turf - including effective use of the Internet, techniques for reading online, and projects to bring students around the globe together to communicate and learn from each other.

- Dr. Sharroky Hollie from California State University, the leading expert on urban literacy whose contribution includes a focus on embedding relevant materials into curriculum programs that recognize the cultural differences among California's diverse student population.
- Dr. Jim Cummins, who leads the Pearson team in ensuring that English learners receive the same high quality education programs as their peers, provides his expertise in literacy development in multilingual school contexts, as well as on the potential roles of technology in promoting language and literacy development.
- Dr. Connie Juel, professor of education at Stanford University, and expert in the powerful role vocabulary plays in reading comprehension, and in closing the achievement gap.
- Jon Scieszka, the award-winning children's writer and recently-named Ambassador for Young People's Literature by the Library of Congress, has focused on the needs of boy readers, who as a group are in a crisis and falling behind girls in reading performance.

"Our authors comprise a prestigious Who's-Who list of reading experts," said Bush. "They have been critical in establishing Pearson's reputation as the leader in reading, and indeed set us apart from our competitors."

Bush said school districts throughout the state can now begin reviewing the recommended programs, which may be purchased once the State Board of Education formally adopts instructional materials in November.

She emphasized, "We must all work together to improve student performance; this is critical to the futures of the children in our state, and our entire Pearson team is 100% committed to California's teachers, parents and students to make that happen."

The Instructional Materials Advisory Panel (IMAP) of the California Department of Education has recommended the following Pearson programs to the Curriculum Commission:

1. *Pearson Reading Street for California* (grades K-6), a customized curriculum steeped in five years of research and development to create the *Scott Foresman Reading Street program*. The top-selling reading curriculum in the U.S last year, the program has been enhanced and customized for California, adding a visually-engaging and entertaining digital path and including California authors and literature.
2. *Pearson California Language Central* (grades K-6), a component for intensive English-language development. Instruction is built from Grant Wiggins's *Understanding by Design concepts*. Instructional support for English learners of various proficiency levels includes: an explicit and efficient path to the Reading Street curriculum; frontloading of language and literacy skills; and connections of common unit and weekly concepts of *Pearson Reading Street for California* and *Pearson calle de la lectura*.

3. *Pearson Calle de la Lectura* (grades K-3), a parallel Spanish version of *Pearson Reading Street for California*. A comprehensive, research-based program developed specifically to support the teaching and learning of California Spanish-Language Arts Content Standards, with differentiated instruction for struggling readers, grade level readers and advanced readers.
4. *Pearson Literature California Reading and Language* (middle/high school) is a comprehensive literature program developed specifically for California and based on the most recent reading research. Organized around Big Questions and the Understanding by Design model of Grant Wiggins, the program also provides differentiated instruction for struggling readers, English learners, and advanced learners, making the program curriculum accessible to all students and ensuring that all students have the opportunity to master the State's English-Language Arts Content Standards. A corresponding online program provides an unprecedented level of interactive digital content, providing a natural and motivating learning tool to empower today's tech-savvy secondary students.
5. *Pearson California Language Central* (grades 6-8). Customized to meet California's rigorous standards, this program provides students with an additional one hour of instruction each day to help ensure that English learners acquire proficiency in English as quickly, efficiently and effectively as possible. *Pearson California Language Central* is directly aligned with *Pearson Literature California Reading and Language* and focuses on common units and lesson concepts and is consistent with its scope and sequence.
6. *Pearson Longman Keystone*, a stand-alone, multi-level intervention program for struggling readers and English learners whose academic achievement is two or more years below grade level, blends rigorous, research-based reading and language skills instruction together with a balance of content-area readings and age-appropriate, high-interest literature. The program incorporates the instructional principles of Understanding by Design, with the goal of equipping students with the key transferable academic skills necessary to transition successfully into mainstream basal programs.

Pearson's programs are complemented by *SuccessMaker Enterprise*, digital courseware providing a diagnostic and individualized 21st Century approach toward learning to meet the needs of different learning styles - including students who are gifted, at-risk, or English language learners and those served by special education. With a proven record of improving student success for California students, *SuccessMaker Enterprise* addresses the full range of learner abilities through standards-based, targeted curriculum.

About Pearson in California
Pearson, the world's leading education publisher, has been providing education materials to California schools as far back as the 1800s. You may know us individually as Scott Foresman, Prentice Hall, Longman, SuccessMaker,

NovaNet, Educational Measurement, Educational Assessment, Learning Teams, Achievement Solutions, and so many more - names in the world of education that are recognized and respected across the State and the globe. In fact, most teachers in California have learned their profession by studying with Pearson's Merrill or Allyn & Bacon textbooks, and many have benefited from our professional development programs. Today, nearly a thousand Pearson people are living and working in the State, providing educational materials that cover the gamut from birth through professional learning. Whether in science, math, social studies, music, middle/high school language arts, English as a second language, foreign languages, or AP courses, hundreds of thousands of California's preK-12 students are learning with our Pearson products every day. In addition to Education, Pearson's other major businesses include The Financial Times Group and The Penguin Group. For more information, go to: www.californiareading.com or www.pearsonschool.com.

Media Contacts:
kate.miller@pearson.com - 1.800.745.8489
stevan@allenstrategic.com - 1.916.448.1336

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eCollege, DeVry University announce contract renewal
14 August 2008

Extended agreement gives DeVry students continued access to convenient, flexible learning programs with eCollege

DENVER, August 14, 2008-eCollege today announced another contract renewal in its 11-year partnership with DeVry Inc., one of the largest publicly-held higher education companies in North America. Under the terms of the three-year agreement, eCollege and DeVry will continue their partnership to provide online courses to undergraduate and graduate students in the U.S. and Canada.

eCollege provides a comprehensive course management system and associated services to power DeVry Inc.'s fully online courses and blended learning courses (using both on-campus and online tools). DeVry uses the eCollege solution for DeVry University, including its Keller Graduate School of Management, Chamberlain College of Nursing, Ross University and Becker Professional Review.

"DeVry is extending our 11-year partnership with eCollege because they continue to lead the market with outstanding products, services and performance," said Steve P. Riehs, Vice President and General Manager, DeVry Online. "eCollege provides a reliable, high-quality online learning experience that is always available when our students are ready to learn."

DeVry University offers associate, bachelor's and master's degree programs in business, technology and management. In addition to 90+ locations, DeVry University students can earn their degrees completely online or through blended learning models of on-campus classes with online supplements. The university enjoys significant student success. Since 1975, DeVry University has graduated more than 230,000 undergraduate students. Of those in the active job market, 90.2% were employed in career-related positions within six months of graduation. DeVry University has been regionally accredited by the Higher Learning Commission of the North Central Association since 1981.

"DeVry University is a nationally recognized leader in online and distance education with a proven track record of meeting the growing and diverse needs of their students," said Matt Leavy, Chief Executive Officer at eCollege. "eCollege and DeVry are continuing this most productive partnership, which in the end, will offer students greater access to education and lifetime achievement."

About eCollege
eCollege, a Pearson company (LSE: PSON, NYSE: PSO), is a leading provider of a comprehensive course management system and associated services to postsecondary institutions and K-12 education. The company provides an on-demand eLearning solution that supports many of the most successful, fully online degree, certificate/diploma and professional development programs in the country, and increasingly, around the world. Pearson, the

international media company, is the global leader in educational publishing, assessment, information and services, helping people of all ages to learn at their own pace, in their own way. In addition to Education, Pearson's primary operations include the Financial Times Group and the Penguin Group. For more information, visit www.ecollege.com or www.pearson.com.

About DeVry Inc.
DeVry Inc. (NYSE: DV) is the parent organization of DeVry University, Advanced Academics, Ross University, Chamberlain College of Nursing and Becker Professional Review. DeVry University, which includes Keller Graduate School of Management, offers associate, bachelor's and master's degree programs in technology, healthcare technology, business and management. Advanced Academics provides online secondary education to school districts throughout the U.S. Ross University offers doctoral degree programs through its schools of Medicine and Veterinary Medicine. Chamberlain College of Nursing offers associate and bachelor's degree programs in nursing. Becker Professional Review, which includes Becker CPA Review and Stalla Review for the CFA Exams, provides professional education and exam review for accounting and finance professionals. For more information, visit http://www.devryinc.com.

Contacts:

Pearson
Susan Aspey
347-421-2473
Susan.aspey@pearson.com

DeVry Inc.
Joan Bates
630-574-1949
jbates@devry.com

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